news release

FOR IMMEDIATE RELEASE

PEABODY ENERGY AND ARCELORMITTAL TO PROCEED WITH MACARTHUR COAL DUE DILIGENCE

St. Louis, Luxembourg, July 14 – Peabody Energy (NYSE: BTU) and ArcelorMittal (NYSE: MT) today note the announcement by Macarthur Coal Ltd. (ASX: MCC) which states that the parties have agreed to a process for due diligence.

Following discussions between the parties, Peabody and ArcelorMittal have agreed to:

●	Improve the indicative proposal by allowing a dividend of 16 cents per share to be paid to Macarthur shareholders without reducing the price per share; and

●	Reduce the number of conditions attached to the proposal.

In return, Macarthur has agreed to provide due diligence and site visits to Peabody and ArcelorMittal, commencing July 18, 2011.

Peabody and ArcelorMittal look forward to completing such confirmatory due diligence in a timely manner.

The indicative proposal, subject to due diligence, is at a cash price of not less than A$15.50 per share which represents a 43% premium to A$10.83 per share, the one-month volume weighted average price prior to July 11, the date on which the proposal was made public.

Should the proposal proceed and be successful, Macarthur will form an integral part of Peabody Australia and expand ArcelorMittal's mining interests in the key resource market of Australia. On this basis, both Peabody and ArcelorMittal acknowledge and value the contribution that Macarthur employees will make to the ongoing operations and growth plans.

The announcement does not constitute and is not intended to constitute a proposal to make a takeover bid for Macarthur and there is no assurance that any such takeover bid will be made.

Peabody Energy Forward Looking Statement

Certain statements in this press release are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on numerous assumptions that the company believes are reasonable, but they are open to a wide range of uncertainties and business risks that may cause actual results to differ materially from expectations. These factors are difficult to accurately predict and may be beyond the company's control. The company does not undertake to update its forward-looking statements. Factors that could affect results include those described in this press release as well as risks detailed in the company's reports filed with the Securities and Exchange Commission.

ArcelorMittal Forward Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.